

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

Ryan McInerney
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128-8999

  **Re: Visa Inc.**
    **Registration Statement on Form S-4**
    **Filed January 29, 2024**
    **File No. 333-276747**

Dear Ryan McInerney:

  We have conducted a limited review of your registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

The Exchange Offer
Procedures for Tendering Class B-1 Common Stock, page 34

1. On page 34, you list certain representations and warranties that each tendering stockholder will make by signing the Letter of Transmittal. Such representations and warranties include that "such holder's participation in the Exchange Offer complied with the applicable laws of both the jurisdiction where such holder received the materials relating to the Exchange Offer and the jurisdiction from which the tender of the Class B-1 common stock is being made" and "if such holder is a non-U.S. person . . . such holder's participation in the Exchange Offer is made pursuant to and in compliance with the applicable laws in the jurisdiction in which it is a resident or from which it is tendering shares of Class B-1 common stock and in a manner that will not require Visa to take any action to qualify or otherwise facilitate a public offering in that country or otherwise." The requirement that tendering stockholders make these representations and warranties

operates as a disclaimer and an apparent condition on participation that is inconsistent with Exchange Act Rule 13e-4(f)(8)(i). Please revise or advise.

2. Refer to the following statements made on page 35: "Visa will determine in its sole and absolute discretion all questions as to the validity, form and eligibility, including time of receipt, acceptance and withdrawal of tendered shares of Class B-1 common stock. . . . Visa's interpretation of the terms and conditions of the Exchange Offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties." Please revise these statements to include a qualifier that stockholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

## Conditions of the Exchange Offer, page 36

3. On page 37, you state that Visa may terminate the Exchange Offer if there shall have occurred any "limitation on prices for" securities in U.S. financial markets. Please revise this condition to explain what is meant by a "limitation on prices" as used here, or delete.

4. On page 37, you have included a condition that will be triggered by "a commencement or significant worsening of a war or armed hostilities or other national or international calamity, *including but not limited to*, catastrophic terrorist attacks against the United States or its citizens" (emphasis added). Given the ongoing international hostilities which have impacted U.S. citizens, please revise to tailor this offer condition such that stockholders can understand its scope and such that it does not raise illusory offer concerns under Regulation 14E.

5. Refer to the following statements in the first full paragraph on page 38: "If Visa fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that Visa may assert *at any time or at various times* with respect to the Exchange Offer on or prior to the expiration of the Exchange Offer" (emphasis added). If an offer condition is "triggered" while an offer is pending, in our view, the offeror must promptly inform stockholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition "at any time or at various times" may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify target stockholders if a condition is triggered while the Exchange Offer is pending, as well as how you intend to proceed (i.e., waive the condition or terminate the Exchange Offer).

## Material U.S. Federal Income Tax Consequences, page 56

6. On page 56, you indicate that this summary of the U.S. federal tax treatment of the Exchange Offer does not describe "all of the tax consequences that may be relevant to . . . holders subject to special rules, such as . . . financial institutions or financial service entities." Please revise this section to describe such special rules for financial institutions given that the target stockholders are predominantly financial institutions. See Item 4 of Schedule TO and Item 1004(a)(1)(xii) of Regulation M-A.

7.     We note that the Exchange Offer is intended to constitute a "recapitalization" within the meaning of Section 368(a) of the Internal Revenue Code. Please file as an exhibit a tax opinion from counsel as appropriate and revise this section accordingly or tell us why you are not required to do so. Refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19 for guidance.

Item 21. Exhibits and Financial Statement Schedules, page II-3

8.     We note that Instruction 5 to the Letter of Transmittal filed as Exhibit 99.1 requires an exchanging stockholder to mark the "Notification of Backup Withholding" box if they are subject to backup withholding. Additionally, the second paragraph of the section labeled "Important Tax Information" instructs a U.S. stockholder exempt from backup withholding to check the "Exempt payee" line. The Substitute Form W-9 does not appear to contain the referenced "Notification of Backup Withholding" box or "Exempt payee" line. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Joseph Hall